The Real Brokerage Inc. Opens in New Mexico

Santa Fe Area Real Estate Broker Olga C'de Baca Named Qualifying Broker

TORONTO AND NEW YORK -- February 10, 2022 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced its launch of operations in New Mexico. Real is now operating in 41 states, the District of Columbia and Canada.

As part of the state launch, Real has appointed real estate broker Olga C'de Baca as Qualifying Broker. C'de Baca earned her real estate license in 2001 after more than a decade-long career in banking. Having worked with a nonprofit organization focused on affordable housing, C'de Baca sought her real estate license to better assist those families of modest income to achieve their goals of  homeownership, before transitioning to real estate full-time.

"We are at a pivotal moment in the industry at which innovation and technology are advancing real estate. Real's technology platform, its business model and core values genuinely resonated with me," said Olga C'de Baca. "New Mexico has much to offer from clean air, pristine landscapes and rich culture to a more relaxed lifestyle that buyers can find appealing."

"We look forward to working with Olga as our qualifying broker in New Mexico and to be expanding into the state," said Real co-founder and CEO Tamir Poleg. "We have made inroads in the United States Southwest in states such as Arizona and Nevada and adding New Mexico will make our ties in the region even stronger. Olga will be a critical part of our growth in the state."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 41 U.S. states, the District of Columbia, and Ontario and Alberta, Canada. Real is building the future, together with more than 4,000 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

thunder11@therealbrokerage.com

1+201-564-4221

Investors, for more information, please contact:

Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to New Mexico and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.